SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Table of Contents

Press Release of December 3, 2007 - Coca-Cola Hellenic Bottling Company S.A. Information Pursuant to Article 4 Par. 2F of Law 3401/2005 Regarding the Admission for Listing of  Shares of the Company in the context of Stock Option Plans for the Company’s Employees and for the Employees of its Affiliated Companies.

Press Release of December 7, 2007 - Coca-Cola Hellenic Bottling Company S.A. Announces Trading Date Resulting from Exercise of Stock Options.

Press Release of December 19, 2007 - Coca-Cola Hellenic Bottling Company S.A. Announcement Pursuant to Law 3340/2005 Regarding Stock Option Plans for the Coca-Cola Hellenic Bottling Company S.A. Employees and for Those of Its Affiliate Companies.

Press Release of January 28, 2008 – Coca-Cola Hellenic Bottling Company S.A. Announces Plans to Reduce C02 Emissions from Production by more than 20%.

Press Release of February 14, 2008 - Coca-Cola Hellenic Bottling Company S.A. Results for the Year Ended December 31, 2007 (IFRS).

2

INFORMATION PURSUANT TO ARTICLE 4 PAR. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY IN THE CONTEXT OF STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Athens, Greece – Monday, 3 December 2007 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic, the «Company»), informs the public, in connection with the annual implementation of the stock option plans that have been approved by the General Meetings of the Company for the grant of stock options (hereinafter «Stock Options») to certain employees of Coca-Cola Hellenic and its affiliated companies, of the final results of such implementation, including the exercise prices and the number of the shares that were granted and the listing of which on the Athens Exchange will be applied for, as follows:

1.             From an aggregate number of 230 employees of the Company (208 of whom are employees of affiliated companies abroad) that were invited to exercise their Stock Options, 86 (74 of whom are employees of affiliated companies abroad) actually exercised their Stock Options by submitting to the Company’s Board of Directors the relevant exercise form.

2.             The invitation concerned an aggregate of 5,165,980 new ordinary shares of the Company, of nominal value of EUR 0.50 each, out of which 636,483 shares were actually granted.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*	Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55	106,110	1,650,010.50
2.	22.11.2001	13.12.2001	20.97		13.98	0	0
3.	22.11.2001	13.12.2001	17.06		11.37	40,937	465,453.69
4.	22.11.2001	13.12.2001	14.68		9.79	28,873	282,666.67
5.	22.11.2001	13.12.2001	12.08		8.05	0	0
6.	22.11.2001	13.12.2001	14.53		9.69	50,625	490,556.25
7.	06.06.2003	23.06.2003	12.95		8.63	26,250	226,537.50
8.	06.06.2003	15.12.2003	16.76	**	11.17	18,750	209,437.50
9.	06.06.2003	03.12.2004	18.63	**	12.42	100,196	1,244,434.32
10.	17.06.2005	02.12.2005	23.30	**	15.53	249,742	3,878,493.26
11.	17.06.2005	21.03.2006	24.85	**	16.57	0	0
12.	17.06.2005	23.06.2006	23.02	**	15.35	15,000	230,250
13.	17.06.2005	13.12.2006	28.06	**	18.71	0	0
Total:						636,483	8,677,839.69

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Assembly of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares, dated 15 October 2007.

(**) denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

4.             The payment of the share capital increase of the Company was completed on 19 November 2007 and it was certified by virtue of a decision of the Board of Directors of the Company on 20 November, 2007. The Ministry of Development proceeded, by virtue of its Decisions number K2-16912 and K2-16912 (bis), both dated 27.11.2007, to the registration with the Companies Registry of the above information regarding the share capital increase of the Company and the certification of the payment of the said share capital increase.

5.             The share capital of the Company has increased by EUR 318,241.5, while the share premium has increased by EUR 8,359,598.19, following which the share capital of the Company amounts to EUR 181,869,178.5 divided into 363,738,357 ordinary shares of nominal value of EUR 0.50 each.

6.             The Company commits to undertake all legally required actions pursuant to the relevant legislation in order for the new shares to be listed on the Athens Stock Exchange.

The person responsible for compiling this document and for the accuracy of the information presented herein is Mr. Jozsef Juhasz, Remuneration and HR Services Director, tel.: 210 61 83 340. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahbc.com). Further information may be obtained from Mr Vassilis Fragoulis, Compensation and Benefits Manager, tel.: 210 61.83.312.

INQUIRIES

Company contacts:

Coca-Cola HBC
Jozsef Juhasz	Tel: +30 210 61 83 340
HR Services Director	email : jozsef.juhasz@cchbc.com

Vassilis Fragoulis
Compensation and Benefits	Tel: +30 210 61.83.312
Manager	email : vassilis.fragoulis@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic;s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces trading date resulting from exercise of stock options

Athens, Greece Friday 7 December 2007 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of Wednesday 12 December 2007, a total of 636,483 of its new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €318,241.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €181,869,178.50 divided into 363,738,357 shares with a nominal value of €0.50 each.

The new 636,483 shares have been distributed to a total of 86 employees as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares *		Adjusted exercise price in EUR following the issuance of bonus shares *	Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55	106,110	1,650,010.50
2.	22.11.2001	13.12.2001	20.97		13.98	0	0
3.	22.11.2001	13.12.2001	17.06		11.37	40,937	465,453.69
4.	22.11.2001	13.12.2001	14.68		9.79	28,873	282,666.67
5.	22.11.2001	13.12.2001	12.08		8.05	0	0
6.	22.11.2001	13.12.2001	14.53		9.69	50,625	490,556.25
7.	06.06.2003	23.06.2003	12.95		8.63	26,250	226,537.50
8.	06.06.2003	15.12.2003	16.76	**	11.17	18,750	209,437.50
9.	06.06.2003	03.12.2004	18.63	**	12.42	100,196	1,244,434.32
10.	17.06.2005	02.12.2005	23.30	**	15.53	249,742	3,878,493.26
11.	17.06.2005	21.03.2006	24.85	**	16.57	0	0
12.	17.06.2005	23.06.2006	23.02	**	15.35	15,000	230,250
13.	17.06.2005	13.12.2006	28.06	**	18.71	0	0
Total:						636,483	8,677,839.69

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Assembly of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares, dated 15 October 2007.

(**) denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 20 November 2007, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no K2-16912/27.11.2007 and K2-16912 (bis)/27.11.2007.

The Board of Directors of the Athens Exchange approved on Thursday 6 December 2007 the commencement of trading of the 636,483 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on Wednesday 12 December 2007. The new shares will have been credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulations of the Athens Exchange.

Information pursuant to article 4 par. 2 f of Law 3401/2005 has been made available from Monday, 3 December 2007 at the offices of the Company at Maroussi of Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES

Company contacts:
Coca-Cola Hellenic
Jozsef Juhasz	Tel: +30 210 61 83 340
HR Services Director	email: Jozsef.Juhasz@cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Compensation and Benefits Manager	email : Vassilis.Fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

ANNOUNCEMENT PURSUANT TO LAW 3340/2005 REGARDING STOCK OPTION PLANS FOR THE COCA-COLA HELLENIC BOTTLING COMPANY S.A.  EMPLOYEES AND FOR THOSE OF ITS AFFILIATE COMPANIES

Athens, Greece Wednesday 19 December 2007 - Coca-Cola Hellenic Bottling Company S.A. (the “Company”), within the framework of the implementation of the existing stock option plans, adopted for its employees and those of its affiliate companies by the General Meeting of its shareholders (in accordance with article 13, para. 9, already 13, of Codified Law 2190/1920), announces the following:

1. The above Stock Option Plans of the Company have been adopted by virtue of the decisions of the Extraordinary General Assembly, dated 21.11.2001, and the Ordinary General Assemblies, dated 06.06.2003 and 17.06.2005 accordingly, pursuant to article 13, par. 9, already 13, of Codified Law 2190/1920. The Company’s objective is to encourage employees to identify with shareholder interest and to focus on the Company’s long-term growth.

2. The Board of Directors of the Company decided on 13.12.2007 the granting of 1,532,200 Stock Options to 49 of its employees and those of its affiliate companies, pursuant to the relevant decision of the Ordinary General Assembly of the shareholders, dated 17.06.2005, which had approved the granting of a maximum of 7,417,417 Stock Options. Each Stock Option corresponds to one (1) ordinary bearer share in the Company.

3. The exercise price per Stock Option granted by virtue of the above decision of the Board of Directors dated 13.12.2007, amounts to EUR 28.75, i.e. it is equal to the average value of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) working days prior to the respective decision of the Board of Directors granting the options.

4. The above Stock Options will vest over a period of three years and will become exercisable by 1/3 on the first anniversary of the grant date (i.e. on 13.12.2008); by 2/3 on the second anniversary of the grant date (i.e. on 13.12.2009); and in full on the third anniversary of the grant date (i.e. on 13.12.2010). The Stock Options will lapse on 13.12.2017, unless forfeited earlier as more fully described below.

5. Stock Options that have vested (but have not lapsed) may be exercised by the participant notifying such exercise to the Company’s Board of Directors and paying the exercise price to the special account kept by the Company. Following the above, the Board of Directors will resolve to increase the share capital of the Company and will issue a number of shares equal to the number of Stock Options exercised. Vested Stock Options may be exercised at any time, and in accordance with the relevant Greek legislation shares are issued under a stock option plan and delivered to the participants once per calendar quarter.

SUMMARY DESCRIPTION OF THE TERMS AND THE PROGRESS OF THE EXISTING STOCK OPTION PLANS

1. The number of Stock Options that have been approved by the General Meeting of shareholders cannot exceed ten per cent (10%) of the Company’s paid up share capital at each given time. The Company’s share capital amounts today to EUR 181,869,178.50 and is divided into 363,738,357 bearer shares with a nominal value of EUR 0.50 each. The number of Stock Options currently outstanding is shown in the table below. The table also shows the number of eligible participants in each Plan.

Plan no.	Maximum number of shares issuable, approved by GM (*)	Number of options granted	Number of shares issued as a result of exercise	Number of Options forfeited (as of 13.12.2007)	Maximum number of shares issuable, approved by the GM and outstanding (*)	Number of Options granted and outstanding (as of 13.12.2007)	Number of currently eligible participants for exercise
1.	581.575	485.441	166.152	75.212	340.211	244.077	62
2.	40.315	30.575	20.366	9.263	10.686	946	1
3.	960.407	785.989	419.804	135.000	405.603	231.185	54
4.	3.181.110	2.881.008	1.977.346	224.209	979.555	679.453	28
5.	180.000	180.000	146.666	33.334	—	—	0
6.	2.610.405	2.090.305	1.506.078	303.637	800.690	280.590	33
7.	752.650	733.150	532.481	184.169	36.000	16.500	1
8.	2.238.665	754.666 912.244	565.248 421.755	59.168 58.500	1.133.994	130.250 431.989	6 31
9.	7.417.417	1.176.033 75.000 45.000 1.516.200 1.532.200	264.907 0 15.000 0 0	16,567 0 0 0 0	7.137.510	893.382 75.000 30.000 1.516.200 1.532.200	35 1 1 48 49
Total:	17,962,544	13,197,811	6,035,803	1,099,059	10,844,249	6,061,772

(*)The number of shares was readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares, dated 15 October 2007.

2. The Exercise Price for each Stock Option Plan was approved by the respective General Meeting of shareholders. For certain Stock Option Plans, the General Meeting specified a fixed exercise price, whereas for others the General Meeting resolved that the exercise price be equal to the average value of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options. Furthermore, the Extraordinary General Meeting of shareholders dated 31.10.2003 resolved to adjust the exercise price of the Stock Option Plans that were pending at that date, in order to reflect the reduction in the Company’s share capital.

The number of shares that are being issued in relation to the Company’s Stock Option Plans and the exercise price of the Stock Options Granted as these had been initially determined by the decisions of the General Assembly of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, were readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares, dated 15 October 2007.

As a result, the exercise price of each of the Stock Option Plans today has as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares		Adjusted exercise price in EUR following the issuance of bonus shares
1.	22.11.2001	13.12.2001	23.32		15.55
2.	22.11.2001	13.12.2001	20.97		13.98
3.	22.11.2001	13.12.2001	17.06		11.37
4.	22.11.2001	13.12.2001	14.68		9.79
5.	22.11.2001	13.12.2001	12.08		8.05
6.	22.11.2001	13.12.2001	14.53		9.69
7.	06.06.2003	23.06.2003	12.95		8.63
8.	06.06.2003	15.12.2003	16.76	*	11.17
9.	06.06.2003	03.12.2004	18.63	*	12.42
10.	17.06.2005	02.12.2005	23.30	*	15.53
11.	17.06.2005	21.03.2006	24.85	*	16.57
12.	17.06.2005	23.06.2006	23.02	*	15.35
13.	17.06.2005	13.12.2006	28.06	*	18.71
14.	17.06.2005	13.12.2007			28.75	*

 (*) denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

3. Stock Options cannot be exercised until they have vested. Vesting occurs over a period of time approved by the General Meeting. The applicable vesting periods of the Company’s stock option plans are shown below:

Plan no.	Number of options granted	Date on which 1/3 of the options have vested	Date on which 2/3 of the options have vested	Date on which 3/3 of the options have vested	Expiry Date
1.	485,441	13.12.2001	13.12.2001	13.12.2001	11.07.2008
2.	30,575	13.12.2001	13.12.2001	13.12.2001	29.09.2008
3.	785,989	13.12.2001	13.12.2001	09.12.2002	08.12.2009
4.	2,881,008	13.12.2001	13.12.2002	13.12.2003	12.12.2010
5.	180,000	28.06.2002	28.06.2003	28.06.2004	27.06.2011
6.	2,090,305	13.12.2002	13.12.2003	13.12.2004	12.12.2011
7.	733,150	11.12.2003	11.12.2004	11.12.2005	10.12.2012
8.	754,666 912,244	15.12.2004 03.12.2005	15.12.2005 03.12.2006	15.12.2006 03.12.2007	14.12.2013 02.12.2014
9.	1,176,033 75,000 45,000 1,516,200 1,532,200	02.12.2006 21.03.2007 23.06.2007 13.12.2007 13.12.2008	02.12.2007 21.03.2008 23.06.2008 13.12.2008 13.12.2009	02.12.2008 21.03.2009 23.06.2009 13.12.2009 13.12.2010	01.12.2015 20.03.2016 22.06.2016 12.12.2016 12.12.2017

4. Stock Options shall become, if they are not already, exercisable and shall remain exercisable until the expiry of the relevant period specified for each of the following cases:

(i) death of the participant or the participant ceasing to hold employment by reason of injury or disability: Stock Options become exercisable and may be exercised not later than a calendar year following the participant’s death or cessation of employment.

(ii)  the participant ceasing to hold employment by reason of retirement at the age of 55 and having completed a ten years’ service in a company of the System of the Coca-Cola Company or is employed by company of the System of the Coca-Cola Company: in full until its Expiry Date.

(iii) the participant ceasing to hold employment for any reason other than these referred to under (i) and (ii) above: not later than six months following such cessation.

5. An Option shall lapse and cease to be exercisable upon the occurrence of the following, whichever happens first:-

(i) the lapse of its Expiry Date;

(ii) the date upon which the participant ceases to hold employment by reason of dishonesty, fraud or misconduct;

(iii) the date upon which the participant is adjudicated bankrupt;

(iv) any purported assignment of the Option;

(v) the first to expire of any of the periods mentioned under 5 above; and

(vi) the Company entering into liquidation.

Interested parties may obtain a copy of the present announcement from the Company’s registered seat     (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website(www.coca-colahellenic.com).

INQUIRIES

Company contacts: Coca-Cola Hellenic Jozsef Juhasz HR Services Director	Tel:+30 210 61 83 340 email: Jozsef.Juhasz @cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel:+30 210 61 83 312 email: Vassilis.Fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces plans to reduce CO2 emissions from production by more than 20%

Combined heat and power (CHP) plants will deliver significant cuts in CO2 emissions in 15 bottling facilities across 12 countries of operation, including eight European Union Member States.

Athens, Greece – 28 January 2008 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces plans to reduce annual CO2 emissions by more than 20% across all of its production facilities through the development of 15 energy-efficient power plants to be in operation by the end of 2009.

The decision to build the energy efficient power plants follows the start-up of a similar CHP plant at the company’s bottling facility in Hungary which achieved a reduction of CO2 emissions by 43% during its first year of operation. At the same time, energy costs were reduced by €400,000.

“The benefits realised through the construction of the Hungarian CHP plant led to our decision to roll out further facilities as part of a large-scale energy efficiency initiative,” said Mr. Doros Constantinou, Managing Director of Coca-Cola Hellenic. “As the 15 new plants come into service we will continuously review the benefits achieved with a view to adding more plants across the Group.”

The European Commission Vice President, Mr. Günter Verheugen, attending the announcement, commended Coca-Cola Hellenic and its partner company ContourGlobal on its commitment to contribute to the European Union’s goal of reducing greenhouse gas emissions across Member States well ahead of the 2020 deadline.

“Coca-Cola Hellenic is an active member of the CSR Alliance. This initiative shows that the Alliance is not about words but about bringing change. It demonstrates that environmental and economic goals can be pursued in unison. It also demonstrates how innovation is not just a driver of economic competitiveness, but also a contributor towards achieving wider social goals, such as addressing climate change” he said.

The 15 CHP plants will be constructed by US energy company, ContourGlobal, a privately held power development company that operates eight businesses on four continents, with offices in London, New York, Durham, Paris, Kiev and Sao Paolo.  The plants will supply highly efficient, clean electricity as well as hot and chilled water to 15 of Coca-Cola Hellenic’s bottling facilities in Austria, Czech Republic, Greece, Italy, Northern Ireland, Poland, Romania, and Slovakia in the European Union as well as in Nigeria, Russia, Serbia and Ukraine. Two installations will be built in each of Italy, Russia and Romania.

The energy-efficient power plants will reduce CO2 emissions by at least 40% per plant compared with current energy use and will provide electricity, heat and cooling for production facilities. Excess electricity will be delivered to the national grid of each country, thereby supplying them with greener power.

By 2020 the EU plans to reduce annual emissions of greenhouse gases by 20% from the Kyoto baseline of 1990. In order to achieve this goal, it is preparing to adopt an Energy Package demonstrating ways that the reduction can be achieved, with targets set for individual countries.

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel:+30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel:+30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel:+44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel:+1 212 850 5600 email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

ContourGlobal is a privately owned company that develops, acquires and operates electric power generating companies around the globe. It currently operates eight businesses on four continents with approximately 1,000MW of installed capacity, and has an active pipeline of new developments totalling some 10,000MW. It has offices in London, Paris, Durham, Kiev, New York and Sao Paolo.

Contacts:

ContourGlobal London

Gill Gaff

tel

+44 207 034 7311

E mail

Gillian.gaff@contourglobal.com

ContourGlobal New York

Kathleen Valadez

tel

+1 212 610 9140

E Mail

Kathleen.valadez@contourglobal.com

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 (IFRS)

Solid full year results ahead of guidance

•                  Volume of 2,019 million unit cases, 13% above 2006, with growth across all reporting segments. Net revenue rose to €6,462 million for the full year 2007, 15% above prior year, driven by strong volume growth and effective revenue growth management.

•                  Strong operating profit (EBIT) momentum to €703 million, 22% above prior year, on a comparable basis, supported by strong top line growth and operating margin improvement of 70 basis points (excluding Fonti del Vulture).

•                  Net profit reached €472 million, 24% above prior year, and earnings per share of €1.30, 24% above prior year, on a comparable basis.

•                  Return on invested capital increased by 180 basis points in 2007 to 12.2%, highlighting the effective use of capital investment.

•                  Coca-Cola Hellenic expects full year 2008 volume growth of approximately 7%, EBIT growth of 11-13% and EPS of €1.46-€1.49, an increase of 12-15%.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“2007 was a year of significant achievements for Coca-Cola Hellenic. Through our successful execution in the market, we were able to reach two important milestones during the year - the sale of 2 billion unit cases and EBITDA exceeding €1 billion - validating our continued ability to deliver on our volume-to-value model. For the year, comparable net profit grew by double-digits once again, with margin expansion despite higher investment in route-to-market initiatives and continued raw material cost pressures. Importantly, growth was achieved across all reporting segments with non-CSDs now accounting for 37% of our total volume sold. We also continued to focus on profitable growth through the purchase of a new Russian production facility while exploring opportunities within the premium ready-to-drink coffee category with illycaffè. Looking at 2008, the uncertain global economic outlook and the surge in commodity costs have given us reason to remain vigilant. However, we believe our proven ability to execute our strategy even under challenging conditions and our balanced geographic presence will enable us to deliver another year of solid performance in line with our long-term growth model, despite cycling a challenging comparable year.”

Group Financial Results	Full year ended 2007	Full year ended 2006	% change	Q4 2007	Q4 2006	% change

Volume (million unit cases)	2,018.8	1,788.0	13%	465.0	430.9	8%

Net sales revenue (€ million)	6,461.9	5,616.3	15%	1,459.8	1,323.7	10%

Comparable operating profit (EBIT in € million)	702.6	576.3	22%	86.6	63.2	37%

Comparable net profit attributable to shareholders (€ million)	472.3	379.9	24%	37.6	12.4	>100%

Comparable EPS (€)	1.30	1.05	24%	0.10	0.03	>100%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and significant non-recurring items.

14 February 2008

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) delivered another year of double-digit EBIT and EPS growth in 2007, driven by strong organic volume growth, effective revenue growth management and the benefit of ongoing operating cost efficiencies. This resulted in the solid expansion of our gross and operating margins despite higher cost pressures and increased investments in our sales force.

Excluding the contribution of our Italian water business, Fonti del Vulture, in the first six months of 2007, full year volume grew by 11%, with all reporting segments achieving positive volume growth.  Total carbonated soft drinks (‘CSDs’) grew by 7% in 2007, with the successful launch of Coca-Cola Zero and activation of the ‘The Coke Side of Life’ campaign reinvigorating growth in trademark Coca-Cola. Following the success achieved in 2007, we are planning to launch Coca-Cola Zero across more countries in our Developing and Emerging segments in 2008.

Non-carbonated beverages volume once again grew by double digits in 2007, supported by new product and packaging innovation. Our continued focus on offering our consumers increased choice and variety resulted in a more balanced product mix with non-carbonated beverages accounting for 37% of our total volume sold in 2007, up from only 10% in 2001. During the year, we remained committed to driving increased profitability of non-carbonated beverages with the introduction of new flavours and beverages featuring value-added benefits.  For example, we launched Powerade Aqua+ in Poland and a range of functional and enhanced juices under the Diva brand in Russia and Fruice Vital brand in Ireland. In our water category, we introduced a new range of flavours under the Römerquelle Emotion brand in Austria. Also, during the fourth quarter, we launched Nestea Vitao in Switzerland, a new range of premium ready-to-drink teas available in three tea flavours – green, white and red.

In line with our strategy to invest for growth and value, in 2007 we placed an additional 200,000 coolers in our markets, bringing the total number of our cooler doors in the marketplace to 1.6 million. Our expanded cooler presence continues to drive the volume growth of our higher margin single serve products and enables the roll-out of new product innovation. We also invested in significant new production capacity to support the continued organic growth prospects for our business. This included the installation of four aseptic lines for production of preservative-free non-carbonated beverages across the juice, ready-to-drink tea and sports drink categories, as well as eight PET lines in response to growing consumer demand for our higher margin single-serve packages.

Additionally during the year, we made significant progress towards our strategic corporate social responsibility goals. We provided emergency relief support in response to the droughts in Romania and wild fires in Greece by quickly mobilising our people and infrastructure and providing drinking water and juices to people in affected areas. At the same time, we remain committed to conducting our business in a way that protects and preserves the environment. This was demonstrated by our recent decision to develop 15 energy-efficient power plants across 12 countries of operation by the end of 2009. Our pioneering efforts in this area are expected to reduce our total CO2 emissions from production by more than 20%, reinforcing Coca-Cola Hellenic’s long-term commitment to addressing the challenges of global warming.

Operational Review by Reporting Segments

Established markets

€ million	Full year ended 2007	Full year ended 2006	% change	Q4 2007	Q4 2006	% change

Volume (million unit cases)	678.6	614.5	10%	153.1	143.6	7%

Volume on a like-for-like(2) basis (million unit cases)	651.4	614.5	6%	153.1	143.6	7%

Net sales revenue (€ million)	2,634.6	2,474.1	6%	579.7	556.0	4%

Comparable(1) operating profit (EBIT in € million)	291.8	277.8	5%	40.3	29.0	39%

Reported operating profit (EBIT in € million)	291.8	234.2	25%	40.3	12.2	>100%

Note 1: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and significant non-recurring items.

Note 2: Excluding the contribution of Fonti del Vulture in the first six months of 2007

•                  Unit case volume was 679 million in the full year of 2007, 10% above the prior year and 153 million for the fourth quarter, 7% above prior year. Excluding the contribution of Fonti del Vulture in the first six months of 2007, volume grew by 6% over the full year.

•                  The successful launch of Coca-Cola Zero across all countries in this segment during 2007 contributed to growth of 4% in the CSD category.  Excluding Fonti del Vulture, on a like-for-like basis, non-carbonated beverages grew in the high single digits driven by strong demand across the water, juice, ready-to-drink tea and sports drink categories.

•                  Established markets contributed €292 million to the Group’s EBIT for the full year of 2007, 5% above prior year and €40 million for the fourth quarter, 39% above prior year on a comparable basis. Strong operating performance in Greece and Italy led segment profit growth during the full year and fourth quarter.

•                  Strong pricing realisation, combined with product mix benefits successfully offset higher commodity costs, resulting in gross margin expansion of 70 basis points over the full year, excluding Fonti del Vulture.

•                  Higher sales investment in our route-to-market in Austria, Switzerland and Greece, led to operating margins of over 11% for the full year in this segment, excluding Fonti del Vulture.  Our route-to-market investments are expected to yield profitable volume benefits from early 2008 through our improved ability to serve our customers in the fragmented trade channel.

Developing markets

	Full year ended 2007	Full year ended 2006	% change	Q4 2007	Q4 2006	% change

Volume (million unit cases)	381.9	344.8	11%	87.2	80.7	8%

Net sales revenue (€ million)	1,186.0	993.2	19%	273.0	239.0	14%

Comparable operating profit (EBIT in € million)	114.7	82.0	40%	13.7	11.9	15%

Reported operating profit (EBIT in € million)	114.7	73.3	56%	13.7	8.7	57%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and significant non-recurring items.

•                  Unit case volume was 382 million for the full year of 2007, 11% above the prior year and 87 million for the fourth quarter, 8% above the prior year. This solid volume performance was achieved despite cycling strong comparable growth of 13% for the full year and 12% for the fourth quarter last year.

•                  During the year, we achieved mid-single digit volume growth in the CSD category driven by trademarks Coca-Cola, Sprite and Fanta. Double-digit growth in non-carbonated beverages was supported by strong market execution as well as successful product and packaging innovations across the juice, water, ready-to-drink tea, energy and sports drinks categories.

•                  Poland, our largest country in this segment, grew volume by 14% in 2007 as our focus on quality market execution, combined with outlet expansion contributed to double-digit growth across both the CSD and non-CSD categories.

•                  In Hungary, we delivered volume growth of 4% despite the introduction of a government-imposed austerity package in late 2006 and achieved value share gains across all beverage categories as we benefited from improved pricing and category mix.

•                  Nestea Snowy Orange was launched in Hungary and Poland during the fourth quarter, building on the already strong success of the Nestea brand in this segment.

•                  On a comparable basis, developing markets contributed €115 million to the Group’s EBIT for the full year, 40% above the prior year, and €14 million for the fourth quarter, 15% above the prior year.

•                  Our operating profit growth for the full year was driven by solid volume growth, successful revenue growth management initiatives and an EBIT margin improvement of 140 basis points resulting from solid operating leverage.

Emerging markets

	Full year ended 2007	Full year ended 2006	% change	Q4 2007	Q4 2006	% change

Volume (million unit cases)	958.3	828.7	16%	224.7	206.6	9%

Net sales revenue (€ million)	2,641.3	2,149.0	23%	607.1	528.7	15%

Comparable operating profit (EBIT in € million)	296.1	216.5	37%	32.6	22.3	46%

Reported operating profit (EBIT in € million)	296.1	199.6	48%	32.6	17.2	90%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and significant non-recurring items.

•                  Unit case volume was 958 million for the full year and 225 million for the fourth quarter, 16% and 9% above the prior year respectively. This represents another strong performance in this segment, which was cycling a growth of 17% for the full year and 19% for the fourth quarter, respectively.

•                  Double-digit volume growth was achieved across all product categories over the full year, supported by new product and packaging innovation and strong marketplace execution.

•                  Russia (including our Multon juice business), Romania, Ukraine, Bulgaria and Serbia all contributed to the strong volume performance during the year.

•                  In Russia, volume gains across all product categories contributed to low double-digit volume growth in both the quarter and the full year.  The introduction of an enhanced range of juices under the Diva brand and other value-adding products and flavour extensions across existing Multon brands drove strong volume growth within the juice category.  In addition, investment in additional capacity supported continued expansion of our other non-carbonated beverages including Nestea, Powerade and Burn.

•                  Emerging markets contributed €296 million to the Group’s EBIT for the full year, representing an increase of 37% over the prior year and €33 million for the quarter, 46% over the prior year, on a comparable basis.

•                  Strong volume growth and pricing realisation, combined with operating cost efficiencies drove a significant operating margin improvement of 110 basis points over the full year with even stronger margin progress in our key markets of Russia and Nigeria.

•                  Our key markets in this segment, which includes Russia, Romania and Nigeria, contributed to the strong profit improvement over the full year.

2008 Full Year Outlook

Following the finalisation of our three-year business planning cycle, we expect our 2008 operating performance to be supported by effective revenue growth management, continued innovation and increased productivity across our supply chain. The strength of Hellenic’s proven strategy continues to offer a solid platform for long term growth.  We operate a balanced portfolio of countries with continued attractive growth prospects across our developing and emerging segments. In addition, we offer our consumers a diverse and expanding product range, which combined with our best-in-class market execution capabilities, we expect to support continued growth across our entire beverage range.

As always we are constantly monitoring the trading environment across our markets, particularly against the backdrop of uncertain global economic conditions and persisting commodity cost pressures. While this gives us reason to remain watchful, and despite cycling strong volume growth of 13% from 2007, we believe the strength of Hellenic’s unique business model will enable us to deliver another year of strong progress in 2008 in line with our long-term growth model, as follows:

•                  Volume growth of approximately 7%,

•                  EBIT growth of approximately 11%-13%,

•                  EPS of approximately €1.46-€1.49, an increase of 12%-15%,

In addition, our recurring capital spending initiatives will be geared towards growing our beverage categories and expanding our cooler base to drive volume and value in 2008, with net capital expenditure of approximately €550 million. In addition, we are planning to invest a further €130 million over the next three years in an SAP platform across our markets that is expected to support further development of our front-end sales capabilities and enhance our customer service levels. We remain focused on driving higher returns on our investments. Even after significant ROIC expansion of 180 basis points to 12.2% in 2007, we are expecting a further increase of approximately 75 basis points in 2008.

Group Financial Review

	Full year
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	2,018.8	1,788.0	+13%
Net sales revenue	6,461.9	5,616.3	+15%
Cost of goods sold	(3,807.3)	(3,363.2)	+13%
Gross profit	2,654.6	2,253.1	+18%
Total operating expenses	(1,952.0)	(1,746.0)	+12%
Comparable total operating expenses	(1,952.0)	(1,676.8)	+16%
Operating profit (EBIT)	702.6	507.1	+39%
Comparable operating profit (EBIT)	702.6	576.3	+22%
EBITDA	1,066.6	874.9	+22%
Comparable EBITDA	1,066.6	905.4	+18%
Net profit attributable to shareholders	472.3	333.7	+42%
Comparable net profit attributable to shareholders	472.3	379.9	+24%
Comparable basic EPS (in euro)	1.30	1.05	+24%

	Fourth quarter
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	465.0	430.9	+8%
Net sales revenue	1,459.8	1,323.7	+10%
Cost of goods sold	(876.5)	(822.8)	+7%
Gross profit	583.3	500.9	+16%
Total operating expenses	(496.7)	(462.8)	+7%
Comparable total operating expenses	(496.7)	(437.7)	+13%
Operating profit (EBIT)	86.6	38.1	>100%
Comparable operating profit (EBIT)	86.6	63.2	+37%
EBITDA	184.7	134.1	+38%
Comparable EBITDA	184.7	146.1	+26%
Net profit attributable to shareholders	37.6	(6.6)	n/a
Comparable net profit attributable to shareholders	37.6	12.4	>100%
Comparable basic EPS (in euro)	0.10	0.03	>100%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and significant non-recurring items.

Net sales revenue

Net sales revenue increased by 15% during the full year and 10% during the fourth quarter versus the same periods in 2006. Net sales revenue per unit case for the Group, excluding the impact of the acquisition of Fonti del Vulture, increased by approximately 3.5% on a currency neutral basis during 2007 versus 2006. In terms of segments, excluding Fonti del Vulture, net sales revenue per unit case in the established segment grew by approximately 1% while growing by 4% and 9% respectively in the developing and emerging markets. All three segments experienced improvements in brand and package mix as a result of effective revenue growth management.

Cost of goods sold

Cost of goods sold increased by 13% during the full year of 2007 and by 7% during the fourth quarter versus the prior year. Excluding Fonti del Vulture, cost of goods sold per unit case increased by 1.5% on a currency neutral basis, mainly driven by positive changes in category and package mix towards immediate consumption and non carbonated products.

Gross profit

Gross profit margin increased from 40.1% last year to 41.1% in 2007. For the fourth quarter, gross profit margins increased from 37.8% last year to 40.0% this year. Margin improvement was driven by revenue growth initiatives as well as our continued focus on driving supply chain efficiencies helping us offset raw material cost pressures.

Operating expenses

On a comparable basis, total operating expenses increased by 16% in the full year and by 13% in the fourth quarter versus the same periods in 2006. The main focus of our investments remains in the commercial and logistics areas as we continue to build our sales force capabilities and strengthen our route-to-market in our established markets.

Operating profit (EBIT)

On a comparable basis, operating profit (EBIT) increased by 22% for the full year from €576 million last year to €703 million and by 37% for the fourth quarter from €63 million last year to €87 million. Solid volume growth, gross margin improvement and higher operating leverage allowed us to grow operating profit ahead of volume while positioning ourselves to capture future growth opportunities. Comparable EBIT margin increased 60 basis points in 2007 and 110 basis points in the fourth quarter versus the same periods in 2006.

Tax

Coca-Cola Hellenic’s effective tax rate for the full year of 2007 was approximately 21% versus 22% in the previous year on a comparable basis. This rate is quoted before any tax credit arising from the current recognition of acquired and previously unrecognised accumulated tax benefits. The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the full year of 2007 increased by 24% from €380 million in 2006 to €472 million and for the quarter from €12 million in 2006 to €38 million in 2007 on a comparable basis.

Cash flow

Cash flow generated from operating activities increased by €87 million from €773 million in 2006 to €860 million in 2007. The improvement in operating cash flow was partly attributable to continued efforts to reduce financial working capital as one of our “Excellence Across the Board” initiatives. After deducting net capital expenditure, operating cash flow was €298 million during 2007, compared to €274 million in the same period in the previous year.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €562 million for 2007 (8.7% of net sales revenue), compared to €499 million (8.9% of net sales revenue)  in 2006.

OTHER ITEMS

Formation of a partnership with The Coca-Cola Company and illycaffè S.p.A.

On 12 November 2007, Coca-Cola Hellenic announced that it has signed a letter of intent with The Coca-Cola Company which will allow the formation of a three-way joint venture with illycaffè S.p.A. The joint venture will be responsible for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee across Coca-Cola Hellenic’s territories. It is expected that negotiations in relation to the joint venture business model, which will also be subject to regulatory approval, will be concluded in early 2008.

Development of 15 energy efficient power plants

On 28 January 2008, Coca-Cola Hellenic announced plans to reduce annual CO2 emissions by more than 20% across all of its production facilities through the development of 15 Combined Heat and Power (CHP) power plants in 12 countries of operation. The decision to build the energy efficient CHP plants follows the start-up of a similar plant at the company’s bottling facility in Hungary which achieved a significant reduction of CO2 emissions and energy costs during its first year of operation. The new plants will supply highly efficient, clean electricity reducing CO2 emissions by at least 40% per plant compared with current energy use.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). Coca-Cola Hellenic also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahellenic.com.

Conference Call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the full year and fourth quarter of 2007 financial results on 14 February 2008 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 email: jim.olecki@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated income statement (unaudited)

	Note	Year Ended 31 December 2007	Year Ended 31 December 2006
		€ million	€ million

Net sales revenue	3	6,461.9	5,616.3
Cost of goods sold		(3,807.3)	(3,363.2)

Gross profit		2,654.6	2,253.1

Operating expenses		(1,951.2)	(1,676.8)
Adjustments to intangible assets	4	(0.8)	(7.8)
Significant restructuring costs	5	—	(51.8)
Significant non-recurring items	6	—	(9.6)
Total operating expenses		(1,952.0)	(1,746.0)

Operating profit (EBIT)	3	702.6	507.1

Finance costs	7	(85.8)	(76.4)
Share of results of equity method investments		(1.6)	0.4

Profit before taxation		615.2	431.1

Taxation	8	(128.4)	(89.9)

Profit for the year		486.8	341.2
Attributable to:
Minority interests		14.5	7.5
Shareholders of the Group		472.3	333.7
		486.8	341.2

Basic & diluted earnings per share (euro)	9	1.30	0.92

Volume (million unit cases)	3	2,018.8	1,788.0

EBITDA (€ million)	3	1,066.6	874.9

The notes on pages 17 to 24 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2007	Three months to 31 December 2006
		€ million	€ million

Net sales revenue	3	1,459.8	1,323.7
Cost of goods sold		(876.5)	(822.8)

Gross profit		583.3	500.9

Operating expenses		(496.2)	(437.7)
Adjustments to intangible assets	4	(0.5)	—
Significant restructuring costs			(14.6)
Significant non-recurring items	6	—	(10.5)
Total operating expenses		(496.7)	(462.8)

Operating profit (EBIT)	3	86.6	38.1

Finance costs	7	(25.1)	(21.5)
Share of results of equity method investments		(1.6)	(0.4)

Profit before taxation		59.9	16.2

Taxation	8	(18.6)	(19.1)

Profit for the period		41.3	(2.9)
Attributable to:
Minority interests		3.7	3.7
Shareholders of the Group		37.6	(6.6)
		41.3	(2.9)

Basic and diluted earnings / (losses) per share (euro)	9	0.10	(0.02)

Volume (million unit cases)	3	465.0	430.9

EBITDA (€ million)	3	184.7	134.1

The notes on pages 17 to 24 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2007	As at 31 December 2006
		€ million	€ million

Assets

Intangible assets	10	1,913.0	1,865.7
Property, plant and equipment	10	2,857.8	2,497.7
Other non-current assets		111.7	70.8

Total non-current assets		4,882.5	4,434.2

Inventories		509.2	419.3
Trade and other receivables		1,045.6	924.3
Cash and cash equivalents	11	197.0	305.5

Total current assets		1,751.8	1,649.1

Total assets		6,634.3	6,083.3

Liabilities

Short-term borrowings	11	316.3	306.9
Other current liabilities		1,266.2	1,118.1

Total current liabilities		1,582.5	1,425.0

Long-term borrowings	11	1,582.4	1,597.8
Other non-current liabilities		417.1	336.4

Total non-current liabilities		1,999.5	1,934.2

Shareholders’ equity		2,956.8	2,630.3
Minority interests		95.5	93.8

Total equity		3,052.3	2,724.1

Total equity and liabilities		6,634.3	6,083.3

The notes on pages 17 to 24 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2007	Year ended 31 December 2006
		€ million	€ million

Operating activities:
Operating profit		702.6	507.1
Depreciation of property, plant and equipment	10	354.0	329.1
Amortisation of intangible assets	10	3.4	2.4
Adjustments to intangible assets	4	0.8	7.8
Employee share options		5.8	4.0
Impairment of plant and equipment		—	24.5
		1,066.6	874.9

Gains on disposal of non-current assets		(3.9)	(11.1)
Increase in inventories		(90.1)	(32.7)
Increase in trade and other receivables		(103.9)	(66.9)
Increase in trade payables and other liabilities		91.7	111.2
Taxation paid		(100.6)	(102.3)
Cash flow generated from operating activities		859.8	773.1

Investing activities:
Payments for purchase of property, plant and equipment		(546.8)	(516.6)
Payments for intangible assets		(5.8)	(2.7)
Receipts from disposal of property, plant and equipment		27.3	37.8
Net (payments) / receipts from investments		(3.5)	9.3
Net payments for acquisition of subsidiaries and joint ventures		(191.6)	(78.1)
Net cash used in investing activities		(720.3)	(550.3)

Financing activities:
Payment for expenses related to bonus shares issue		(0.6)	—
Proceeds from shares issued to employees exercising stock options		8.7	22.5
Net (decrease) / increase in borrowings		(33.9)	44.6
Principal repayments of finance lease obligations		(42.2)	(20.4)
Net interest paid		(88.0)	(68.0)
Dividends paid		(89.4)	(78.1)
Net cash used in financing activities		(245.4)	(99.4)

(Decrease) / increase in cash and cash equivalents		(106.0)	123.4

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		305.5	182.4
(Decrease) / increase in cash and cash equivalents		(106.0)	123.4
Effect of changes in exchange rates		(2.5)	(0.3)
Cash and cash equivalents		197.0	305.5

The notes on pages 17 to 24 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9
Net profit for year	—	—	—		333.7	333.7	7.5	341.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Losses transferred to profit and loss for the period	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation	—	—	(11.7)	—	—	(11.7)	(3.1)	(14.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Comprehensive income / (loss)	—	—	(11.7)	1.6	333.7	323.6	4.4	328.0
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share based compensation:
Options	—	—	—	4.0	—	4.0	—	4.0
Employee share purchase plan	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	3.7	3.7
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	21.2	(21.2)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(6.2)	(78.4)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1

Net profit for year	—	—	—		472.3	472.3	14.5	486.8
Valuation gains on available-for-sale investments taken to equity	—	—	—	4.1	—	4.1	—	4.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(42.4)	—	—	(42.4)	(0.4)	(42.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Comprehensive income / (loss)	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share based compensation:
Options	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend (Note 13)	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends (Note 13)	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

The notes on pages 17 to 24 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

1.      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except that the following new accounting standards and interpretations have been implemented in 2007: International Financial Reporting Standard (‘IFRS’) 7, Financial Instruments: Disclosures, International Financial Reporting Interpretations Committee (‘IFRIC’) 10, Interim Financial Reporting and Impairment and IFRIC 9, Reassessment of Embedded Derivatives. None of these have had a material impact on the current or prior periods.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union applicable to IAS 34, Interim Financial Reporting. These condensed consolidated financial statements should be read in conjunction with the 2006 annual financial statements, which include a full description of the accounting policies of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’).

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.      Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average year to 31 December		Closing as at 31 December
	2007	2006	2007	2006
US dollar	1.37	1.26	1.45	1.32
UK sterling	0.69	0.68	0.73	0.67
Polish zloty	3.78	3.90	3.61	3.83
Nigerian naira	172.50	161.38	171.46	169.00
Hungarian forint	251.46	264.61	254.23	253.70
Swiss franc	1.64	1.57	1.67	1.61
Russian rouble	35.06	34.11	35.93	34.70
Romanian leu	3.34	3.52	3.53	3.37

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three Months Ended		Full year Ended
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Volume in unit cases (million)
Established countries	153.1	143.6	678.6	614.5
Developing countries	87.2	80.7	381.9	344.8
Emerging countries	224.7	206.6	958.3	828.7
	465.0	430.9	2,018.8	1,788.0
Net sales revenue (€ million)
Established countries	579.7	556.0	2,634.6	2,474.1
Developing countries	273.0	239.0	1,186.0	993.2
Emerging countries	607.1	528.7	2,641.3	2,149.0
	1,459.8	1,323.7	6,461.9	5,616.3
EBITDA (€ million)
Established countries	70.2	50.8	412.6	382.7
Developing countries	34.7	27.7	186.8	144.3
Emerging countries	79.8	55.6	467.2	347.9
	184.7	134.1	1,066.6	874.9
EBIT (€ million)
Established countries	40.3	12.2	291.8	234.2
Developing countries	13.7	8.7	114.7	73.3
Emerging countries	32.6	17.2	296.1	199.6
	86.6	38.1	702.6	507.1
Reconciling items (€ million)
Finance costs			(85.8)	(76.4)
Share of results of equity method investments			(1.6)	0.4
Taxation			(128.4)	(89.9)
Minority interests			(14.5)	(7.5)
Profit for the period attributable to shareholders of the Group			472.3	333.7

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

3.             Segmental analysis (continued)

	As at
	31 December 2007	31 December 2006
Total assets (€ million)
Established countries	3,099.1	3,111.2
Developing countries	1,097.4	951.6
Emerging countries	2,616.3	1,938.6
Corporate / intersegment receivables	(178.5)	81.9
	6,634.3	6,083.3

4.             Adjustments to intangible assets

Coca-Cola Hellenic recognises deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €0.8 million (2006: €7.8 million) has been recorded in operating expense for the full year of 2007 and a deferred tax credit of €0.6 million (2006: €7.8 million) included within taxation on the income statement. The respective charge for the fourth quarter of 2007 was €0.5 million (2006: nil) and the deferred tax credit was €0.4 million (2006: nil).

5.             Significant restructuring costs

Restructuring costs are shown separately on the face of the income statement, when significant, in the period to which they relate. In the full year of 2006, restructuring charges of €51.8 million before tax were recorded. These comprised cash-based restructuring charges of €36.0 million, charges for the impairment of property, plant and equipment of €9.5 million and accelerated depreciation of €6.3 million.

6.             Significant non-recurring items

Non-recurring items, for the full year of 2006, comprise a €14.8 million gain on the sale of our production site in Dublin, Republic of Ireland, which forms a part of our consolidation of production into a single all-island site in Northern Ireland, the provision for the fine imposed in Greece by the Greek Competition Authority of €9.3 million and a €15.1 million impairment of bottles as part of the implementation of our refillable bottle strategy. For the fourth quarter of 2006, non-recurring items comprise €0.4 million of additional costs relating to the provision for the Greek Competition Authority fine and €10.1 million of additional impairment of bottles.

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

7.             Finance costs

	Year ended	Year ended
	31 December 2007	31 December 2006
	€ million	€ million
Interest expense	97.9	87.5
Net foreign exchange translation gains	(0.4)	(0.1)
Interest income	(11.7)	(11.0)
Total finance costs	85.8	76.4

	Three months to	Three months to
	31 December 2007	31 December 2006
	€ million	€ million
Interest expense	29.5	24.2
Net foreign exchange translation (gains) / losses	(0.6)	0.6
Interest income	(3.8)	(3.3)
Total finance costs	25.1	21.5

8.             Taxation

The effective tax rate for the Company differs from the 2007 Greek statutory rate of 25% (2006: 29%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-37%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is approximately 21% for the full year 2007 (2006: 22%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

9.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2007 full year: 363,135,006; 2007 fourth quarter 363,233,322; 2006 full year: 361,767,426; 2006 fourth quarter: 361,894,127). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

The 2006 comparatives have been adjusted for the bonus share issue (Note 12).

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

10.                               Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2007	2,497.7	1,865.7
Additions	666.7	5.8
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(0.8)
Arising on current year acquisitions (Note 15)	145.8	58.2
Arising on Fonti del Vulture (Note 16)	(30.6)	(2.2)
Arising on other prior year acquisitions	(2.9)	2.4
Assets held for sale classified back to property plant and equipment	1.6	—
Disposals	(23.0)	—
Depreciation / amortisation	(354.0)	(3.4)
Foreign exchange differences	(43.5)	(12.7)
Closing net book value as at 31 December 2007	2,857.8	1,913.0

11.                               Net debt

	As at	As at
	31 December 2007	31 December 2006
	€ million	€ million
Long-term borrowings	1,582.4	1,597.8
Short-term borrowings	316.3	306.9
Cash and cash equivalents	(197.0)	(305.5)
Net debt	1,701.7	1,599.2

12.                               Share capital

On 15 October 2007, the shareholders approved a share capital increase of €60.6 million through the partial capitalisation of the ‘share premium’ account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Shareholders entitled to receive the new shares were those holding Coca-Cola Hellenic shares at the closing of trading on 13 November 2007.

On 20 November 2007, the share capital of the Company increased by €0.3 million due to the issuance of 636,483 new ordinary shares as a result of the exercise of stock options. The share premium increased by €8.4 million as a result of this increase.

After the above increases, the share capital amounts to €181.9 million at 31 December 2007 and is divided into 363,738,357 shares with a nominal value of €0.50 each.

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

13.                               Dividends

The shareholders approved a dividend of €0.32 per share (totaling €77.5 million), before the bonus share issue, for the year ended 31 December 2006, at the Annual General Meeting held on 20 June 2007.

Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. The statutory minimum dividend recognised for 2007 amounted to Euro 42.2 million and was recorded as liability under ‘Other current liabilities’ in the consolidated balance sheet.

14.                               Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of 25 January 2002. On 7 October 2005, the Group was served with notice to appear before the Greek Competition Authority.

On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of 25 January 2002. The Greek Competition Authority imposed this penalty for the period from 1 February 2002 to 16 February 2006, resulting in a total of €8.7 million. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company has increased the charge to its financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of €2.8 million has been recognised in our 2007 income statement. The Group has appealed the decision of the Court of Appeals, to the extent it partly upholds the fine, to the Supreme Administrative Court. The Group believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Group’s competitors have also appealed the decision of the Court of Appeals to the extent it reduces the fine.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.9 million. The Company has made a provision for €2.6 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of Coca-Cola Hellenic and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

15.                               Recent acquisitions

a.                                       On 31 May 2007, the Company announced the completion of the acquisition of 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0 million (excluding acquisition costs) with no debt assumed. The acquisition of Eurmatik is not expected to affect materially group profitability in the near term. The acquisition has resulted in the recording of goodwill of €13.5 million and other intangible assets of €2.9 million.

b.                                      On 4 September 2007, the Company announced the completion of the acquisition of 100% of OOO Aqua Vision (‘Aquavision’), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the acquisition was €177.4 million (excluding

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

acquisition costs) with the assumption of debt of an additional €23.5 million. At this stage, the acquisition has resulted in recording goodwill of €31.1 million and other intangible assets of €10.7 million. The fair values of assets acquired and liabilities assumed are preliminary and pending finalisation.

16.                               Prior year acquisition of Fonti Del Vulture

Fonti Del Vulture S.r.l., (‘Fonti del Vulture’) was acquired on 5 July 2006, jointly with The Coca-Cola Company. The recent finalisation of the arrangements for The Coca-Cola Company’s and Coca-Cola Hellenic’s relationship with Fonti del Vulture has resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change has been reflected in the income statements and cash flow statements for the full year and three month period ended 31 December 2007, and in the balance sheet as at 31 December 2007.

Details of the acquisition for the purpose of Coca-Cola Hellenic reporting are as follows:

	As reported at 31 December 2006	Adjusted values
	€ million	€ million
Goodwill	2.2	—
Property, plant and equipment	30.6	—
Other non-current assets	2.4	5.8
Current assets	9.0	—
Short term borrowings	(11.8)	—
Other current liabilities	(13.8)	—
Long term borrowings	(11.4)	—
Other non-current liabilities	(1.4)	—
Fair value of net assets acquired	5.8	5.8

17.                               Employee numbers

The average number of full-time equivalent employees in the full year of 2007 was 45,500 (2006: 42,942).

Volume by country for 2007, 2006 and 2005

Million unit cases	2007	2006	% change 2007 vs 2006	2005	% change 2006 vs 2005

Established Markets
Austria	86.6	85.2	+ 2%	86.8	- 2%
Cyprus	15.5	11.9	+ 30%	0.0	n/a
Greece	159.8	149.4	+ 7%	144.9	+ 3%
Italy	257.4	214.2	+ 20%	180.4	+ 19%
Republic of Ireland and Northern Ireland	80.1	77.9	+ 3%	75.8	+ 3%
Switzerland	79.2	75.9	+ 4%	75.6	+ 0%
Total	678.6	614.5	+ 10%	563.5	+ 9%

Developing Markets
Baltics	27.7	24.1	+ 15%	20.0	+ 21%
Croatia	29.2	26.6	+ 10%	25.4	+ 5%
Czech Republic	58.4	52.2	+ 12%	45.3	+ 15%
Hungary	88.4	84.9	+ 4%	74.7	+ 14%
Poland	151.9	133.1	+ 14%	118.7	+ 12%
Slovakia	20.5	18.9	+ 8%	17.4	+ 9%
Slovenia	5.8	5.0	+ 16%	4.4	+ 14%
Total	381.9	344.8	+ 11%	305.9	+ 13%

Emerging Markets
Armenia	5.2	4.7	+ 11%	4.2	+ 12%
Belarus	18.3	15.9	+ 15%	13.5	+ 18%
Bosnia and Herzegovina	15.0	13.9	+ 8%	12.5	+ 11%
Bulgaria	62.6	51.3	+ 22%	41.3	+ 24%
FYROM	11.7	10.4	+ 13%	8.3	+ 25%
Moldova	6.5	2.3	>100%	1.8	+ 28%
Nigeria	149.8	142.2	+ 5%	143.6	- 1%
Romania	178.9	145.6	+ 23%	123.5	+ 18%
Russia	351.7	314.9	+ 12%	260.1	+ 21%
Serbia and Montenegro	67.0	53.5	+ 25%	39.0	+ 37%
Ukraine	91.6	74.0	+ 24%	60.9	+ 22%
Total	958.3	828.7	+ 16%	708.7	+ 17%

Total Coca-Cola Hellenic	2,018.8	1,788.0	+ 13%	1,578.1	+ 13%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date February 19, 2008